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                                                 SEC FILE NUMBER
                                                 0-16482

                                                 CUSIP NUMBER
                                                 749412

                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                   FORM 12B-25

                           NOTIFICATION OF LATE FILING
(Check One): [ ]Form 10-K [ ]Form 11-K [ ]Form 20-F [X]Form 10-Q [ ]Form N-SAR


                  For Period Ended: June 28, 1997
                                    ----------------
                 [ ] Transition Report on Form 10-Q
                 [ ] Transition Report on Form N-SAR
                 [ ] Transition Report on Form 10-K
                 [ ] Transition Report on Form 20-F
                 [ ] Transition Report on Form 11-K
                  For the Transition Period Ended:_____________________________

                  Read Attached Instruction Sheet Before Preparing Form. Please Print or Type. NOTHING IN THIS FORM SHALL BE CONSTRUED TO IMPLY THAT THE COMMISSION HAS VERIFIED ANY INFORMATION CONTAINED HEREIN.
-------------------------------------------------------------------------------

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

--------------------------------------------------------------------------------

PART I -- REGISTRANT INFORMATION

--------------------------------------------------------------------------------
Full Name of Registrant

     RDM Sports Group, Inc.
--------------------------------------------------------------------------------
Former Name if Applicable

--------------------------------------------------------------------------------
Address of Principle Executive Office (Street and Number)

     267 Highway 74 North, Suite 5, Peachtree City, Georgia 30269
--------------------------------------------------------------------------------
City, State and Zip Code

PART II -- RULES 12B-25(B) AND (C)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b- 25(b), the following should be completed. (Check box if appropriate)

[X]      (a)  The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

[X]      (b)  The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, 11-K or Form N-SAR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report of transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

[X]      (c)  The accountant's statement or other exhibit required by Rule
              12b-25(c) has been attached if applicable.

PART III -- NARRATIVE

State below in reasonable detail the reasons why Forms 10-K, 11-K, 10-Q, N-SAR, or the transition report or portion thereof, could not be filed within the prescribed time period.

         SEE ATTACHMENT A.

                                                 (ATTACH EXTRA SHEETS IF NEEDED)
                                                                 SEC 1344 (6/94)

PART IV -- OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification

          Charles E. Sanders                     (404)            586-9000
         ----------------------------------  --------------  ------------------
                       (Name)                  (Area Code)   (Telephone Number)

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been
         filed? If answer is no, identify report(s).             [X] Yes [ ] No

--------------------------------------------------------------------------------

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last year will be reflected by the earnings statements to be included in the subject report or portion
         thereof?                                               [X] Yes  [ ] No

         If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

         SEE ATTACHMENT A.

--------------------------------------------------------------------------------

                             RDM Sports Group, Inc.
                 ---------------------------------------------
                  (Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date       August  14, 1997            By   /s/ Charles E. Sanders
     -------------------------            --------------------------------------
                                        Charles E. Sanders, Vice President and
                                        Secretary (Principal Accounting Officer)

INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative's authority to sign on behalf of the registrant shall be filed with the form.

                                    ATTENTION

  INTENTIONAL MISSTATEMENTS OR OMISSIONS OF FACT CONSTITUTE FEDERAL CRIMINAL VIOLATIONS (SEE 18 U.S.C. 1001).
-------------------------------------------------------------------------------



                              GENERAL INSTRUCTIONS

1. This form is required by Rule 12b-25 (17 CFR 240.12b-25) of the General Rules and Regulations under the Securities Exchange Act of 1934.

2. One signed original and four conformed copies of this form and amendments thereto must be completed and filed with the Securities and Exchange Commission, Washington, D.C. 20549, in accordance with Rule 0-3 of the General Rules and Regulations under the Act. The information contained in or filed with the form will be made a matter of public record in the Commission files.

3. A manually signed copy of the form and amendments thereto shall be filed with each national securities exchange on which any class of securities of the registrant is registered.

4. Amendments to the notifications must also be filed on form 12b-25 but need not restate information that has been correctly furnished. The form shall be clearly identified as an amended notification.

5. Electronic Filers. This form shall not be used by electronic filers unable to timely file a report solely due to electronic difficulties. Filers unable to submit a report within the time period prescribed due to difficulties in electronic filing should comply with either Rule 201 or Rule 202 of Regulation S-T (ss. 232.201 or ss. 232.202 of this chapter) or apply for an adjustment in filing date pursuant to Rule 13(b) of Regulation S-T (ss. 232.13(b) of this chapter).

                                  ATTACHMENT A

         The annual report of RDM Sports Group( the "Company") on Form 10-Q cannot be timely filed and, without unreasonable effort and expense, the Company represents that the reasons for its inability to timely file its Form 10-Q could not be eliminated without unreasonable effort or expense. The reasons for such inabilities are set forth below.

         The Company is engaged in negotiations to obtain additional financing from a third party. The ability or the failure of the Company to obtain such additional financing will have a material impact on Management's Discussion and Analysis of the Company's liquidity and capital resources. The outcome of such negotiations is expected to be known within the extension period provided by Rule 12b-25.

                     RDM SPORTS GROUP, INC. AND SUBSIDIARIES
                           CONSOLIDATED BALANCE SHEETS
                                 (IN THOUSANDS)

                                                       June 28,           December 31,
                                                         1997                1996
                                                      ----------          ------------
                                                      (unaudited)
                                     ASSETS
Current Assets:

     Cash and cash equivalents                        $    3,348          $     32,141
     Cash in escrow                                        1,085                 2,615
     Accounts and notes receivable, net                   46,701                59,835
     Inventories                                          51,486                70,550
     Prepaid expenses and other assets                     5,143                 2,189
     Deferred income taxes                                11,797                11,987
                                                      ----------          ------------
         Total current assets                            119,560               179,317

Property, plant and equipment:                            57,485                56,823
     Less-Accumulated depreciation and amortization       16,497                14,130
                                                      ----------          ------------
     Net property, plant and equipment                    40,988                42,693

Deferred income taxes                                     18,297                18,297
Cash in escrow                                            10,158                10,158
Deferred financing and acquisition charges                16,392                16,554
Goodwill and other intangible assets, net                 20,603                20,929
Long-term trade receivables                                  146                   509
Other assets                                               4,697                 4,755
                                                      ----------          ------------

Total assets                                          $  230,841          $    293,212
                                                      ==========          ============

                     RDM SPORTS GROUP, INC. AND SUBSIDIARIES
                     CONSOLIDATED BALANCE SHEETS (CONTINUED)
                                 (IN THOUSANDS)


                      LIABILITIES AND STOCKHOLDERS' EQUITY

Current Liabilities:
     Revolving lines of credit                        $    ---            $ 74,906
     Current portion of long-term debt                   3,004                 558
     Current portion of long-term liabilities               23                 486
     Accounts payable                                   51,367              46,552
     Accrued expenses                                   29,584              41,098
                                                      --------            --------
         Total current liabilities                      83,978             163,600

Long-term Liabilities:
     Revolving lines of credit                          22,108                --
     Long-term debt                                     77,983              55,339
     Other long-term liabilities                         1,014               1,035
     Environmental liabilities                          20,008              19,998
                                                      --------            --------
         Total long-term liabilities                   121,113              76,372

Stockholders' Equity:
     Preferred stock                                      --                  --
     Common stock                                          537                 537
     Additional paid-in capital                        103,233             100,983
     Retained (loss) earnings                          (65,580)            (35,154)
     Deferred compensation                              (1,856)             (2,216)
     Net unrealized (loss) gain on equity securities       (21)               (347)
                                                      --------            --------
                                                        36,313              63,803
     Treasury stock, at cost                           (10,563)            (10,563)
                                                      --------            --------
         Total stockholders' equity                     25,750              53,240
                                                      --------            --------

     Total liabilities and stockholders' equity       $230,841            $293,212
                                                      ========            ========

                     RDM SPORTS GROUP, INC. AND SUBSIDIARIES
                      CONSOLIDATED STATEMENTS OF OPERATIONS
                      (IN THOUSANDS, EXCEPT PER SHARE DATA)
                                   (UNAUDITED)

                                                   THREE MONTHS ENDED               SIX MONTHS ENDED
                                              JUNE 28, 1997    JUNE 30, 1996  JUNE 28, 1997     JUNE 30, 1996
                                              -------------    -------------  -------------     ------------
Net Sales                                      $ 39,988         $ 104,338        $ 95,505       $ 233,752
Cost of sales                                    41,820            93,375          93,957         206,567
                                               --------         ---------        --------       ---------
     Gross (loss) profit                         (1,832)           10,963           1,548          27,185

Selling, general and administrative expenses     11,597            12,005          20,094          28,422

Other (income) expense, net:
     Interest expense                             3,032             6,595           6,056          14,558
     Gain on sale of subsidiary                    --                --              --           (20,151)
     Other, net                                   1,187               705           2,223           1,405
                                               --------         ---------        --------       ---------
                                                  4,219             7,300           8,279          (4,188)
                                               --------         ---------        --------       ---------
(Loss) earnings before income taxes
(benefit) expense and extraordinary item        (17,648)           (8,342)        (26,825)          2,951

Income tax expense benefit)                         689            (3,209)            753           3,454
                                               --------         ---------        --------       ---------

(Loss) before extraordinary item                (18,337)           (5,133)        (27,578)           (503)

Extraordinary loss, net of tax                    2,805              --             2,805            --
                                               --------         ---------        --------       ---------

     Net (loss)                                $(21,142)        $  (5,133)       $(30,383)      $    (503)
                                               ========         =========        ========       =========

(Loss) per common share, primary and Fully
diluted:
     (Loss) before extraordinary item          $  (0.36)            (0.10)          (0.55)          (0.01)
     Extraordinary loss)                          (0.06)             --             (0.06)           --
                                               --------         ---------        --------       ---------

         Net (loss)                            $  (0.42)        $   (0.10)          (0.61)          (0.01)
                                               ========         =========        ========       =========


Weighted average common shares                   50,653            49,177          49,819          48,866
     outstanding and common stock
     equivalents:
         Primary and fully diluted

                     RDM SPORTS GROUP, INC. AND SUBSIDIARIES
                      CONSOLIDATED STATEMENTS OF CASH FLOWS
                            (UNAUDITED, IN THOUSANDS)

                                                                                                 SIX MONTHS ENDED
                                                                                          JUNE 28,               JUNE 30,
                                                                                            1997                   1996
                                                                                         -----------           -----------
                                                                                         (UNAUDITED)           (UNAUDITED)
Cash flows from operating activities:
         Net (loss)                                                                      $(30,383)             $    (503)

         Adjustments to reconcile net (loss) to net cash used in operating activities:
                  Depreciation and amortization                                             4,201                  7,920
                  Amortization of deferred compensation                                       360                    343
                  Loss (Gain) on sale of marketable securities                                325                   (568)
                  Gain (loss) on sale of property, plant and equipment                       (110)                   199
                  Gain on sale of subsidiaries                                               --                  (20,151)
                  Loss on extinguishment of debt                                            2,305                   --
                  Change in assets and liabilities:
                           Accounts receivable                                             13,111                 71,497
                           Inventories                                                     19,064                 (5,154)
                           Prepaid expenses and other assets                               (2,955)                (4,211)
                           Cash in escrow                                                   1,530                (13,761)
                           Other assets                                                       495                 (2,594)
                           Accounts payable                                                 4,818                (36,500)
                           Accrued expenses                                               (12,238)                (9,942)
                           Income taxes                                                       724                  2,677
                           Deferred income taxes                                              189                   (693)
                           Other long-term liabilities                                        (11)                  (170)
                                                                                         --------              ---------
                  Net Cash provided by (used in) operating activities                       1,425                (11,611)
                                                                                         --------              ---------
Cash flows from investing activities:
     Additions to property, plant and equipment                                            (1,110)                (5,325)
     Acquisitions                                                                            --                   (1,175)
     Purchase of marketable securities                                                       (169)                  --
     Proceeds from sale of marketable securities                                             --                    1,537
     Proceeds from sale of property, plant and equipment                                      260                    514
     Proceeds from sale of subsidiaries                                                      --                  120,000
                                                                                         --------              ---------
     Net cash used in investing activities                                                   (997)               115,551
                                                                                         --------              ---------
Cash flows from financing activities:
     Net change in revolving lines of credit                                              (22,670)              (104,845)
     Proceeds from issuance of long term debt                                              50,974                   --
     Principal payments of long term debt                                                    (600)                (1,244)

                   RDM SPORTS GROUP, INC. AND SUBSIDIARIES

                    CONSOLIDATED STATEMENTS OF CASH FLOWS

                          (UNAUDITED, IN THOUSANDS)


                                                                                           SIX MONTHS ENDED
                                                                                    JUNE 28,              JUNE 30,
                                                                                      1997                  1996
                                                                                   -----------           -----------
                                                                                   (UNAUDITED)           (UNAUDITED)
     Retirement of debt                                                              (53,626)                  ---
     Debt refinancing cost incurred                                                   (3,234)                 (442)
     Cumulative translation adjustments                                                  (43)                 (320)
     Proceeds from exercise of stock warrants                                            ---                   ---
                                                                                    --------              --------
         Net cash (used) provided by financing activities                            (29,199)             (106,851)
                                                                                    --------              --------
Net decrease in cash and cash equivalents                                            (28,793)               (2,911)

Cash and cash equivalents, beginning of period                                        32,141                 8,417
                                                                                    --------              --------
Cash and cash equivalents, end of period                                            $  3,348              $  5,506
                                                                                    ========              ========




     Net sales ("sales") decreased $64.4 million or 62% and $138.2 million or 59% in the second quarter and first six months of 1997, respectively, compared to the second quarter and first six months of 1996. This decrease was attributable, in part, to the sale of the Company's bicycle and snow products to Brunswick Corporation ("Brunswick") on September 6, 1996 (the "Second Brunswick Transaction") and to a lesser extent, the sale of the Company's Nelson/Weather-Rite, Inc. ("Nelson/Weather-Rite") camping products subsidiary on March 8, 1996 (the "First Brunswick Transaction"). During the second quarter and first six months of 1996, the Company's bicycle and snow products and camping operations had sales of $46.5 million and $103.5 million, respectively. Sales of the Company's remaining operating units decreased $17.9 million or 17% and $34.7 million or 15% in the second quarter and first six months of 1997, respectively, compared to sales of such operations in the same periods in 1996. Such decrease was primarily attributable to continued weaknesses in sales of the Company's fitness products and weakness in sales of swingsets along with decreases in sports hosiery sales based on the Company's decision to de-emphasize its sports hosiery operations market. In addition, the Company's business is seasonal and sales of fitness products historically are lower in the second quarter of the year. There can be no assurance that sales of fitness products in the third quarter and the remainder of the year will not be adversely affected by continued weakness in such market as well as operational difficulties attributable to the Company's financial condition.

     Gross profit decreased $12.8 million or 117% and $25.6 million or 94% in the second quarter and first six months of 1997, respectively, compared to the same period of 1996 primarily resulting from lower sales volume and manufacturing variances and under-utilization of the Company's fitness manufacturing facilities. The Company recorded gross losses in an amount equal to 5% of sales in the second quarter of 1997 and gross profits, expressed as a percent of sales, of 2% in the first six months of 1997 versus gross profits, expressed as a percent of sales, of 11% and 12%, respectively, for the same periods in 1996. Gross profit margins for the Company's fitness business were negatively impacted due to reduced sales volume and increased fixed costs as a percent of sales due to underutilization of production capability at the Company's fitness manufacturing facility. The Company has consolidated all fitness operations into its Opelika, Alabama facility and is continuing its streamlining of manufacturing processes and quality initiatives. These efforts which include better production planning, improved inventory control, and manufacturing process throughput and efficiency improvements are intended to provide long-term benefits in reducing costs and optimizing the utilization of the Company's fitness manufacturing facility. However, the implementation of these actions are not expected to have a significant positive impact on gross profits until late 1997, if at all, when the Company's new line of fitness products are introduced. The expected benefits of such actions also may be fully or partially offset by higher fixed costs associated with underutilization of such facility.

     Expressed as a percent of sales, selling, general, and administrative ("SG&A") expenses were 29% and 21% for the second quarter and first six months of 1997, respectively, versus 12% and 12% for the same periods in 1996. SG&A expenses decreased $40,000 and $8.3 million in the second quarter and first six months of 1997, respectively, versus the same periods in 1996. SG&A expense reductions relating to the sale of the Company's camping and bicycle and snow toy products businesses and reductions in volume related expenses, such as commission expenses, were offset by continued historically high product warranty costs in the Company's fitness business. Expressed as a percentage of sales, product warranty costs were 13% and 8% of sales in the second quarter and first six months of 1997, respectively, versus 5% and 4% of sales in the same periods in 1996. Such increase was attributable to increased reserves for potential product warranty claims associated with sales of fitness products for current and prior quarters. Such product warranty costs related primarily to quality issues in fitness products produced in previous periods at the Company's Opelika, Alabama facility as well as to fitness products formerly produced at the Company's former Tyler, Texas and Olney, Illinois facilities. The Company has implemented various quality assurance measures in its fitness operations including: improved product engineering; extensive piloting and testing of new product introductions; reductions in the number of products offered; the exiting of the opening price point treadmill business, which traditionally has had a higher than normal product warranty rate; and the implementation of additional quality assurance measures; and product simplification which may result in lower product warranty costs for its new fitness products scheduled to be introduced in the second-half of 1997. No assurances can be given that warranty expenses, as a percentage of sales, will decline in the future due to the Company's quality control efforts, and the effect of such actions are not expected to be realized, if at all, until late 1997.

     Interest expense for the three and six months ended June 28, 1997 was $3.0 million and $6.0 million, respectively, decreases of $3.6 million and $8.5 million from the same periods in 1996. The reduction in interest expense is due to lower amounts outstanding on the Company's revolving lines of credit as a result of the First and Second Brunswick Transactions and the reduction in the Company's outstanding indebtedness, resulting from the purchase and retirement of all but $2.1 million of its outstanding 11.75% Senior Subordinated Notes in September 1996.

     The Company recorded a $2.8 million extraordinary loss for debt extinguishment costs related to replacement of the Company's former Bank Credit Agreement with its current Loan Facility.

     The Company recorded tax expense of $753,000 in the first six months of 1997 compared to $3.5 million recorded in the same period in 1996. The 1997 tax expense represents an effective rate of (3.0)%. This compares to the effective rate of 117% recognized in the first six months of 1996 which was attributable to the Federal and State tax expense recorded as part of the sale of the Company's camping business. In 1997, the Company established valuation allowances against all current year net operating loss carry-forwards ("NOL's") and established tax reserves related to the estimated settlement amount of a foreign tax matter.